UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2010

Commission File Number: 001-34149

CHINA CERAMICS CO., LTD.
(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC
Telephone +86 (595) 8576 5051

(Address of Principal Executive Office)

Copy of correspondence to:
Stuart Management Company
33 Riverside Avenue
5th Floor
Westport, CT 06880

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Acquisition or Disposition of Assets

On January 22, 2010, China Ceramics Co., Ltd. (“China Ceramics”) issued a press release indicating that the Gaoan City Administration for Industry and Commence transferred to China Ceramics the registration and business license for the previously initiated acquisition of a new production facility in Gaoan, China (the “Gaoan Facility”).  China Ceramics made a final cash payment of RMB39 million to a group of investors (the “Investors”) on January 20, 2010.  The Gaoan Facility is now 100% owned by China Ceramics and has started manufacturing finished products.

Other Events.

On January 22, 2010, China Ceramics issued a press release reporting common stock, warrants and units will commence trading on the OTC Bulletin Board under the symbols "CCLTF", "CCLWF" and "CCLUF", respectively, effective as of the Market Open today.  These symbol changes are the result of the company's recent name change from China Holdings Acquisition Corp. to China Ceramics Co., Ltd.
China Ceramics’ stock, warrants and units formerly traded on the OTC Bulletin Board under the symbols "CHSQ", "CHSQW" and "CHSQU," respectively.

Financial Statements and Exhibits

Exhibit No.	Description
99.1	Press release dated January 22, 2010, relating to change in trading symbols.
99.2	Press release dated January 22, 2010, relating to Gaoan Facility.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 22, 2010

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Name: Hen Man Edmund
Title: Chief Financial Officer